Filed Pursuant to Rule 433
Registration Statement No. 333-216286

CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

	Capped LIRNs® Linked to a Global Equity Index Basket	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure

A global equity index basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the Russell 2000® Index (Bloomberg symbol: “RTY”), and the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”) (each, a “Basket Component”). Each of the S&P 500® Index and the Russell 2000® Index will be given an initial weight of 33.33%, and the EURO STOXX 50® Index  will be given an initial weight of 33.34%.

Payout Profile at Maturity

•     2-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

•     1-to-1 downside exposure to decreases in the Market Measure beyond a 5.00% decline, with up to 100% of your principal at risk

Capped Value	[$10.95 to $11.35] per unit, a [9.50% to 13.50%] return over the principal amount, to be determined on the pricing date.
Threshold Value	95% of the Starting Value of the Market Measure
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465918017370/a18-7425_14fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•     Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•     Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components.

•     Payments on the notes, including repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•     Changes in the value of one of the Basket Components may be offset by changes in the value of the other Basket Components.

•     The initial estimated value of the notes on the pricing date will be less than their public offering price.

•     If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•     You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•     Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the SX5E and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the SX5E during the term of your notes, although the level of the SX5E may be adversely affected by general exchange rate movements in the market.

•     The notes are subject to risks associated with small size capitalization companies.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that CIBC has filed with the SEC for more complete information about CIBC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. CIBC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.